Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
57492 Onaga Trail ∙ Yucca Valley, California 92284
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

*Admitted in Michigan

18 August 2016

Mr. Charles Guidry
Ms. Mara Ransom
United States Securities
And Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:          Koo’Toor Design, Inc.
Registration Statement on Form S-1
Filed July 15 2016
File No. 333-212541

Dear Mr. Guidry:

We are in receipt of your correspondence dated August 9, 2016, and on behalf of Mr. Ruben Gonzales, President of Koo’Toor Design, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for Koo’Toor Design.

General

1.  It appears that you a shell company; you have no or nominal operations and your assets consist solely of cash.  Accordingly, revise the disclosure throughout your filing to state that you are a shell company; please see Rule 405 of the Securities Act.  Additionally, please disclose the consequences of your status as a shell company, including limitations on the ability of your security holder to use Rule 144, and the potential for reduced liquidity or for outright illiquidity of your securities.  Please also disclose your shell company status on your prospectus cover page and add a related risk factor.  Alternatively, please tell us why you do not believe you are a shell company.

Response: We are not a shell company.  We are a start up company in the development stage with a clear business plan, contracts and a plan of operation.  We are building our corporate organization, and we have no immediate or future plans to enter into any mergers or acquisitions.  Although Rule 144 clearly states criteria for being a shell company, it was never meant to exclude start up or development stage companies.

Mr. Charles Guidry
Ms. Mara Ransom
United States Securities
 And Exchange Commission
Re:  Koo’Toor Design, Inc.
18 August 2016

2.  It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act.  If so, please disclose that fact in your filing and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•
State your election under Section 107(b) of the JOBS Act.  If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable.  If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk faction explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

Response:  Our S-1 Registration Statement has been revised to indicate our status as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act.  Additionally, we have included responses to the above bullet points within the registration statement.

3.  Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  All written communications to potential investors will include a copy of our Prospectus pursuant to our Registration Statement.

4.   We note that you are registering the resale of 3,000,000 shares of common stock.  Given that you appear to be registering for resale all of the outstanding shares held by non-affiliates, the offering of such shares appears to be a primary offering.  Therefore, please revise the terms of your resale offering to identify the selling shareholder as an underwriter.  Alternatively, substantially reduce the size of the resale portion of the offering.  If you disagree with our determination, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In this regard, please address the factors referred to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov.  Please also revise to include the disclosure required by Item 701 of Regulation S-K.

Response: We have eliminated the “registration for resale” of these 3,000,000 shares.  We have instead, disclosed that they have been issued for services rendered under the Contract with S-1 Services, LLC.  However, they are not being registered for sale.

5.  Please provide the information required by Item 7 of the Form S-1.

Response:  We have not included Item 7 of the Form S-1 as we are not registering any selling shareholders.  The only two current shareholders, Ruben Gonzales and S-1 Services, will not be selling their shares under this registration statement and we have revised the document to reflect same.

Preliminary Prospectus, page 3

6.  In the appropriate place in the prospectus, please confirm that Mr. Gonzales will not attempt to sell any of the three million shares registered for the benefit of the selling shareholder.

Mr. Charles Guidry
Ms. Mara Ransom
United States Securities
And Exchange Commission
Re:  Koo’Toor Design, Inc.
18 August 2016

Response:  We have eliminated reference regarding the status of the holder of the 3,000,000 as a selling shareholder.

Prospectus Summary

Company Overview, page 5

7.  It appears, from the third paragraph of this section, that you believe the ability to scale your disclosure, including the ability to omit Items 1A, 1B, and 6 from your 10-K, is a result of status as a Section 15(d) reporting company instead of status as a smaller reporting company.  Please revise your disclosure here and your similar disclosure on page 9.

Response:  We have revised these disclosures to reflect our ability to scale our disclosures.

Risk Factors

We contract to resell, and rely on another company to order, stock and ship our supplies…page 9

8.  Please include a discussion of the requirements under your reseller agreement with Z3 LLC, including that you open four stores in 2016 and that each store generate at least $750,000 of wholesale purchases within 12 months, and the ramifications of the failure to achieve these requirements.

Response:  We have revised the document to more clearly state the risk factor involved with our reseller agreement.

Plan of Distribution; Terms of Offering, page 14

9.  In this section, please disclose how the selling shareholder will attempt to sell its shares.

Response:  We have revised the document to indicate that a shareholder was issued 3,000,000 shares; however, that shareholder will not be selling its shares.

Dilution, page 16

10.  We are unable to recalculate the figures presented for net tangible book value per share after the offering, the increase in net tangible book value per share attributable to cash payments made by new investors, and the per share dilution to new investors under each of the 25%, 50%, 75%, and 100% offering scenarios.  Please provide us with your calculations that support these figures or revise them as necessary.  Specifically tell us how you treated the 3 million shares issuable to your consultant within the dilution table.

Mr. Charles Guidry
Ms. Mara Ransom
United States Securities
And Exchange Commission
Re:  Koo’Toor Design, Inc.
18 August 2016

Response:  We have revised these figures to more accurately describe the dilution of our stock, and relative to the 3 million shares being registered.

Description of the Business

Company Overview, page 18

11.  According to the second paragraph of this section, you have “exclusivity of the Curator collection brand,” presumably in your geographic area, California.  But, according to Calvin Klein’s website, three California furniture stores already sell Calvin Klein products.  Please explain.

Response:  We have revised our document to more accurately describe our agreement with regard to the Curator collection brand.

Plan of Operations, page 20

12.  In this section, please enhance your disclosure to discuss the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months.  In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated costs to achieve each event or milestone, and delineate the timeframe for achieving each event or milestone.  Please include in your disclosure a discussion of the steps you will take an how you intend to fund the $3 million in wholesale purchases you have obligated yourself to achieve under your reseller agreement with Z3 LLC and the opening of four stores in the next five months.  Please also discuss how you intend to proceed with your business plan if you are unable to meet the conditions set forth in your reseller agreement with Z3 LLC.  Finally, please discuss how you will implement each phase of your plan of operations under each of the 25%, 50%, 75%, and 100% offering scenarios.

Response:  We have revised our document to discuss events and milestones that we will accomplish to implement our business plan.

Directors, Executive Officers, Promoters and Control Persons, page 24

13.  Please revise the biography of Mr. Gonzales to include the disclosure required by Item 401(e) of Regulation S-K.

Response:  We have revised the biography of Mr. Gonzales to include the disclosure required by Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 27

14.  Please revise this section so that the disclosure is as of recent date.

Response:  This section of the registration statement has been updated to reflect the recent date.

Mr. Charles Guidry
Ms. Mara Ransom
United States Securities
And Exchange Commission
Re:  Koo’Toor Design, Inc.
18 August 2016

Exhibit Index, page 33

15.  File as an exhibit the form of subscription agreement you plan to use.  Please see Item 601(b)(10) of Regulation S-K.

Response:  We have revised our document to include a subscription agreement in our registration statement.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Ruben Gonzales at (714) 975-1043.

With best regards,

/s/Sharon D. Mitchell
Sharon D. Mitchell

cc:  Mr. Ruben Gonzales, President
       Koo’Toor Design, Inc.